COMPANIES LAW (REVISED)

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

Gentor Resources Inc.
(Adopted on the 28th day of February 2012)

OGIER

Ref: PDC/CBE-423987.00001

COMPANIES LAW (REVISED)

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

Gentor Resources Inc.
(Adopted on the 28th day of February, 2012)

1 The name of the Company is Gentor Resources Inc.

2 The Company's registered office will be situated at the office of Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3 The Company's objects are unrestricted. As provided by section 7(4) of the Companies Law (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4 The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Law (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5 Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a) the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Law (Revised); or

(b) insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Law (Revised);or

(c) the business of company management without being licensed in that behalf under the Companies Management Law (Revised).

6 The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7 The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member's shares.

8 The share capital of the Company is US $50,000 divided into 500,000,000 common shares of US $0.0001 par value each. There is no limit on the number of shares of any class which the Company is authorised to issue. However, subject to the Companies Law (Revised) and the Company's articles of association, the Company has power to do any one or more of the following:

REGISTRAR OF COMPANIES
EXEMPTED
4134070_3
CAYMAN ISLANDS

(a) to redeem or repurchase any of its shares; and

(b) to increase or reduce its capital; and

(c) to issue any part of its capital (whether original, redeemed, increased or reduced):

(i) with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii) subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d) to alter any of those rights, privileges, conditions, limitations or restrictions.

9 The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

COMPANIES LAW (REVISED)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

Gentor Resources Inc.
(Adopted on the 28th day of February 2012)

OGIER

Ref: PDC/CBE-423987.00001

TABLE OF CONTENTS

COMPANIES LAW (REVISED)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

Gentor Resources Inc.
(Adopted on the 28th day of February 2012)

1 DEFINITIONS, INTERPRETATION AND EXCLUSION OF TABLE A

Definitions

1.1 In these Articles, the following definitions apply:

"**Articles**" means, as appropriate:

(a) these Articles of Association as amended from time to time: or

(b) two or more particular Articles of these Articles;

and "**Article**" refers to a particular Article of these Articles.

"**Business Day**" means a day other than a public holiday in the place where the Company's registered office is located, a Saturday or a Sunday.

"**Chairman of the Board**" has the meaning specified in Article 12.

"**Company**" means the above-named company.

"**Distribution**" in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder in relation to Shares held by a Shareholder, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend.

"**Eligible Person**" includes individuals, corporations and other bodies corporate, trusts, the estates of deceased individuals, partnerships and unincorporated associations of Persons.

"**Fully Paid**" and "**Paid Up**" in relation to a Share means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money's worth.

"**Islands**" means the British Overseas Territory of the Cayman Islands.

"**Law**" means the Companies Law (Revised) of the Islands.

"**Memorandum**" means the Memorandum of Association of the Company.

"**Ordinary Resolution**" means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast with respect to such resolution. The expression also includes a Written Resolution (as defined in Article 8.21).

"**Person**" includes individuals, bodies corporate, and associations of corporate or unincorporated individuals or other entities or both.

"**Resolution of Directors**" means either:

(a) a resolution approved at a duly convened and constituted meeting of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b) a resolution consented to in writing by all directors of the Company in the manner stipulated in Article 12.9.

"**Seal**" means any seal which has been duly adopted as the common seal of the Company.

"**Securities**" means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations.

"**Share**" means a share issued or to be issued by the Company.

"**Shareholder**" means an Eligible Person whose name is entered in the register of members of the Company as the holder of one or more Shares or fractional Shares.

"**Special Resolution**" has the meaning given to that term in the Law; and the expression includes a Written Resolution (as defined in Articles 8.21).

"**Treasury Share**" means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled.

Interpretation

1.2 In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a) A reference in these Articles to a statute is a reference to a statute of the Islands as known by its short title, and includes:

(i) any statutory modification, amendment or re-enactment; and

(ii) any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Law of the Cayman Islands is taken to be a reference to the revision of that Law in force from time to time as amended from time to time.

(b) Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c) If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d) A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e) A reference to a "**person**" includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f) Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g) All references to time are to be calculated by reference to time in the place where the Company's registered office is located.

(h) The words "**written**" and "**in writing**" include all modes of representing or reproducing words in a visible form.

(i) The words "**including**", "**include**" and "**in particular**" or any similar expression are to be construed without limitation.

Exclusion of Table A articles

1.3 The regulations contained in Table A in the First Schedule of the Law and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2 REGISTERED SHARES

2.1 Every Shareholder is entitled to a certificate signed by a director or officer of the Company or under the Seal specifying the number of Shares held by him and the signature of the director or officer (as applicable) and the Seal may be facsimiles.

2.2 Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any Person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by the Company.

2.3 If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

2.4 A share certificate shall be manually or mechanically signed by at least one director or officer of the Company or by or on behalf of a registrar, transfer agent, branch transfer agent or other authenticating agent of the Company. The Company may charge a fee for a share certificate issued in respect of a transfer.

2.5 If a share certificate contains a printed, mechanically reproduced or electronic signature of a person, the Company may issue the share certificate, notwithstanding that the person has ceased to be a director or an officer of the Company, and the share certificate is as valid as if he were a director or an officer at the date of its issue.

2.6 The Company shall not issue Shares or warrants to bearer.

3 SHARES

3.1 Subject to the provisions of these Articles, Shares and other Securities may be issued at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

3.2 Shares shall be issued for money, services rendered, personal property (including other shares, debt obligations or other securities in the Company) or an estate in real property or any combination of the foregoing as shall be determined by a Resolution of Directors, but may not be issued for a promissory note or other binding obligation to contribute money or property.

3.3 No Shares may be issued for a consideration other than money, unless a Resolution of Directors has been passed stating:

(a) the amount to be credited for the issue of the Shares;

(b) the directors' determination of the reasonable present cash value of the non-money consideration for the issue; and

(c) that, in the directors' opinion, the present cash value of the non-money consideration for the issue is not less than the amount to be credited for the issue of the Shares.

3.4 The Company shall keep a register (the "register of members") containing:

(a) the names and addresses of the Eligible Persons who hold Shares;

(b) the number of each class and series of Shares held by each Shareholder;

(c) the date on which the name of each Shareholder was entered in the register of members; and

(d) the date on which any Eligible Person ceased to be a Shareholder.

3.5 The register of members may be in any such form as permitted by law and as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members. The register of members shall be kept at the Company's registered office in the Islands or at such other place or places as permitted by law and specified by the directors.

3.6 A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

3.7 No Share may be issued until the consideration in respect thereof is Fully Paid, and when issued the share is for all purposes fully paid and non-assessable.

4 REDEMPTION OF SHARES AND TREASURY SHARES

4.1 The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Law or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

4.2 The Company may only offer to acquire Shares if at the relevant time the directors determine by Resolution of Directors that immediately after the acquisition the Company will be able to pay its debts as they fall due.

4.3 Shares that the Company purchases, redeems or otherwise acquires pursuant to these Articles may be cancelled or held as Treasury Shares.

4.4 Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Law shall be held as Treasury Shares and not treated as cancelled if:

(a) the directors so determine prior to the purchase, redemption or surrender of those shares; and

(b) the relevant provisions of the Memorandum and Articles and the Law are otherwise complied with.

4.5 No dividend may be declared or paid and no other distribution (whether in cash or otherwise) of the Company's assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

4.6 The Company shall be entered in the register of members as the holder of the Treasury Shares. However:

(a) The Company shall not be treated as a member for any purposes and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b) A Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued Shares at any given time, whether for the purposes of these Articles or the Law.

4.7 Nothing in the preceding Articles prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share provided that such bonus shares shall be treated as Treasury Shares.

4.8 Treasury Shares may be disposed of by the Company in accordance with the Law.

5 MORTGAGES AND CHARGES OF SHARES

5.1 Shareholders may mortgage or charge their Shares.

5.2 In the case of the mortgage or charge of registered Shares there shall be entered in the register of members at the written request of the Shareholder or the named mortgagee or chargee of such Shares:

(a) a statement that the Shares held by him are mortgaged or charged;

(b) the name of the mortgagee or chargee; and

(c) the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

5.3 Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a) with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b) upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

5.4 Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to these Articles:

(a) no transfer of any Share the subject of those particulars shall be effected;

(b) the Company may not purchase, redeem or otherwise acquire any such Shares; and

(c) no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

6 TRANSFER OF SHARES

6.1 Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. Where there is a share certificate, such certificate must be endorsed by the registered holder thereof or deposited together with the share transfer power of attorney (if applicable) properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", which means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) of a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), (members of these programs are usually members of a recognized stock exchange in Canada and the United States, member of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States) or in some other manner satisfactory to the Company. In the absence of a written instrument of transfer the directors may accept such evidence of a transfer of Shares as they consider appropriate.

6.2 The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.3 If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a) to accept such evidence of the transfer of Shares as they consider appropriate; and

(b) that the transferee's name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.4 The Company must on the application of the transferor or transferee of a Share enter in the share register the name of the transferee of the Share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by Resolution of Directors determine provided always that such registration shall not be suspended and the share register closed for more than 2 days in any period of 12 months.

7 TRANSMISSION OF SHARES

7.1 If a Shareholder dies, the only persons recognised by the Company as having any title to the deceased Shareholder's interest are the following:

(a) where the deceased Shareholder was a joint holder, the survivor or survivors; and

(b) where the deceased Shareholder was a sole holder, that Shareholder's personal representative or representatives.

7.2 A Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder may elect to do either of the following:

(a) to become the holder of the Share; or

(b) to transfer the Share to another Person.

provided that Person must produce such evidence of his entitlement as the directors may properly require.

7.3 If the Person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.4 If the Person elects to transfer the Share to another Person then the transferor must execute an instrument of transfer.

7.5 All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

7.6 A person registered as a Shareholder by reason of the death or bankruptcy of another Shareholder shall indemnity the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

7.7 A person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Shareholder in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares.

8 MEETINGS AND CONSENTS OF SHAREHOLDERS

8.1 The directors of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the Islands as the directors consider necessary or desirable, and shall call an annual meeting of Shareholders not later than fifteen months after the holding of the last preceding annual meeting.

8.2 Upon the written request of Shareholders entitled to exercise 10 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

8.3 The directors convening a meeting shall give not less than 21 days' notice of a meeting of Shareholders to those Shareholders whose names appear as Shareholders in the register of members of the Company on the record date of the meeting.

8.4 The directors convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not more than 50 days nor less than 21 days prior to the date on which the meeting is held.

8.5 A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

8.6 The inadvertent failure of the directors convening a meeting to give notice of a meeting to a Shareholder, or the fact that a Shareholder has not received notice, does not invalidate the meeting.

8.7 A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

8.8 The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the Person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

8.9 The instrument appointing a proxy shall be in such form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

8.10 The following applies where Shares are jointly owned:

(a) if two or more Persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c) if two or more of the joint owners are present in person or by proxy they must vote as one.

8.11 A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

8.12 A meeting of Shareholders is duly constituted and quorate if, at the commencement of the meeting, there are 2 persons present in person or by proxy representing not less than 5 percent of the votes of the Shares or class or series of Shares entitled to vote on resolutions to be considered at the meeting.

8.13 If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are 2 or more persons present within one hour from the time appointed for the meeting in person or by proxy representing not less than 0.5% of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

8.14 At every meeting of Shareholders, the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, then any director or officer of the Company shall preside as chairman of the meeting. If a director or officer of the Company is not present at the meeting, then the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the Person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

8.15 The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.16 At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a

poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken forthwith. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

8.17 Subject to the specific provisions contained in these Articles for the appointment of representatives of Eligible Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Eligible Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified Person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

8.18 Any Eligible Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Eligible Person which he represents as that Eligible Person could exercise if it were an individual.

8.19 The chairman of any meeting at which a vote is cast by proxy or on behalf of any Eligible Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Eligible Person shall be disregarded.

8.20 Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

8.21 An action that may be taken by the Shareholders at a meeting may also be taken by a unanimous resolution of Shareholders consented to in writing ("**Written Resolution**"), without the need for any notice. The Written Resolution may be comprised of any one or more documents and may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the Written Resolution is in one or more counterparts, and the counterparts bear different dates, then the effective date of the resolution of Shareholders so adopted shall be the date on which the document or the last of such documents, if more than one, is executed.

9 MEMBER DISSENT AND RESERVE MATTERS

9.1 Without prejudice to the other provisions in these Articles, where the Company proposes a plan of amalgamation, reconstruction or arrangement of the Company which will result in shares of any Shareholder being compulsorily acquired or cancelled (the "Plan") and which does not under applicable law require the approval of the Cayman court, a meeting of the Shareholders must be held to seek the approval of the Shareholders and the notice of the said meeting must include or be accompanied by a copy or summary of the Plan and state (i) the fair value of the Shares in cash as determined by the Company and (ii) that a dissenting Shareholder is entitled to be paid the fair value of his Shares. Any Shareholder whose shares will be subject to repurchase or cancelled under the Plan and who did not vote in favour of the Plan which has subsequently been approved in accordance with these Articles and applicable laws and is not satisfied that he has been offered fair value for his Shares pursuant to the Plan (the "Dissenting Shareholder") may within one month of the holding of the said general meeting apply to the Company to have the fair value of his Shares appraised by an independent qualified appraiser appointed by the Company. The Company shall then pay to the Dissenting Shareholder an amount equal to the value of his Shares as appraised by the independent qualified appraiser within one month upon completion of the appraisal. In the case where the Plan by law requires the approval of the Cayman court, the Company shall ensure that the Plan includes appraisal rights to Dissenting Shareholders on the terms substantially similar to the provisions set out in this Article. For the avoidance of doubt, a Dissenting Shareholder shall only be entitled to receive the amount appraised by the independent

qualified appraiser and shall not be entitled to receive, in addition, the consideration such Dissenting Shareholder would otherwise be entitled under the Plan. The effectiveness or completion of the Plan shall not be affected by the appraisal right of a Dissenting Shareholder under this Article.

9.2 For avoidance of any doubt, the following actions require approval by a Special Resolution:

(a) the sale, lease or exchange of all or substantially all of the property of the Company other than in the ordinary course of business of the Company; and

(b) the amalgamation, merger, consolidation or continuation of the Company.

10 DIRECTORS

10.1 The directors shall be elected by the Shareholders for such term as the Shareholders determine, including on an annual basis, but a director's term shall not exceed the close of the third annual meeting of Shareholders following the election.

10.2 The minimum number of directors shall be three and the maximum number shall be fifteen. Subject to any Ordinary Resolution to the contrary, the directors can determine the number of directors within the range of three to fifteen and may appoint additional directors by a Resolution of Directors, however, the directors may not between meetings of the Shareholders, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors elected at the last annual meeting of Shareholders.

10.3 Each director shall hold office for the term, if any, fixed by Ordinary Resolution or until his earlier death, resignation or removal.

10.4 A director may be removed from office, with or without cause, by Ordinary Resolution.

10.5 A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

10.6 The directors may at any time appoint any person to be a director either to fill a vacancy, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the Shareholders to elect the minimum number of directors, or as an addition to the existing directors. A vacancy occurs through death, resignation or removal of a director. A director appointed or elected to fill a vacancy holds office for the unexpired term of the director's predecessor. In the absence of a quorum of the board of directors or if the vacancy has arisen from a failure of the shareholders to elect the minimum number of directors, the board of directors shall forthwith call a meeting of Shareholders to fill the vacancy. If the board of directors fails to call such meeting or if there are no such directors then in office, any Shareholder may call the meeting.

10.7 The Company shall keep a register of directors containing:

(a) the names and addresses of the Persons who are directors of the Company;

(b) the date on which each Person whose name is entered in the register was appointed as a director of the Company;

(c) the date on which each Person named as a director ceased to be a director of the Company; and

(d) such other information as may be prescribed by the Law.

10.8 The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

10.9 The directors may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

10.10 A director is not required to hold a Share as a qualification to office.

10.11 A director's office shall be terminated forthwith if:

(a) he is prohibited by the law of the Islands from acting as a director; or

(b) he is made bankrupt or makes an arrangement or compromise with his creditors generally; or

(c) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or

(d) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(e) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months and the directors resolve that his office be terminated.

11 POWERS OF DIRECTORS

11.1 The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Law or by the Memorandum or the Articles required to be exercised by the Shareholders.

11.2 Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

11.3 The continuing directors may act notwithstanding any vacancy in their body.

11.4 The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

11.5 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

12 PROCEEDINGS OF DIRECTORS

12.1 Any one director of the Company may call a meeting of the directors by sending a written notice to each other director of the Company.

12.2 The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the Islands as the directors may determine to be necessary or desirable.

12.3 A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

12.4 A director shall be given not less than 48 hours notice of meetings of directors, but a meeting of directors held without 48 hours notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

12.5 A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

12.6 A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

12.7 If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Law, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

12.8 At every meeting of the directors the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice-Chairman of the Board of Directors shall preside. If there is no Vice-Chairman of the Board of Directors or if the Vice-Chairman of the Board of Directors is not present at the meeting the President shall preside as chairman of the meeting. If there is no President or if the President is not present at the meeting, the directors present shall choose one of their number to be chairman of the meeting.

12.9 An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may consist of one or more documents, and may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

13 COMMITTEES

13.1 The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

13.2 The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

13.3 Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Law.

14 OFFICERS AND AGENTS

14.1 The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a President and one or more Vice-Presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same Person.

14.2 The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors or Ordinary Resolution, but in the absence of any specific allocation of duties each officer as set out below shall have the following responsibilities:

(a) Chairman of the Board of Directors – Subject to the provisions of the Law or the Articles, preside at all the meetings of the Shareholders and of the Board of Directors and have such other powers and duties as the Board of Directors may specify. During the absence or disability of the Chairman of the Board of Directors, and subject to the Articles, his duties shall be performed and his powers exercised by the President.

(b) President – Subject to any duties imposed upon the Chairman of the Board of Directors, if one is appointed, the President shall preside at all meetings of the Board of Directors and is responsible for the general supervision, subject to the authority of the Board of Directors, of the business and affairs of the Company.

(c) Vice Presidents – During the absence or inability of the President to act, his duties shall be performed and his powers shall be exercised by the Vice-President, if any, or if there is more than one, by the Vice-President selected by the Board of Directors. A Vice-President shall also perform such duties and exercise such powers as the President or the Board of Directors may from time to time delegate to him.

(d) Secretaries – A secretary shall:

(i) give or cause to be given all notices required to be given to Shareholders, directors, auditors and members of committees;

(ii) attend all meetings of directors, Shareholders and committees and enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; and

(iii) be the custodian of all books, papers, records, documents, corporate seals, if any, and other instruments and maintain the share register, minute books and records (other than financial records) of the Company save those entrusted by Resolution of Directors to the custody of the treasurer or other officer or agent of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law. The secretary may delegate his duties to a nominee from time to time.

(e) Treasurers – A treasurer shall keep or cause to be kept full and accurate books of account in which shall be recorded all receipts and disbursements of the Company; control the deposit of money, the safekeeping of securities and the disbursements of funds; and render to the Board of Directors, whenever required of him, an account of the financial affairs of the Company.

14.3 The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board of Directors or the President may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the Board of Directors or the President otherwise directs.

14.4 The Board of Directors may from time to time and subject to the provisions of the Law, vary, add to or limit the powers and duties of any officer.

14.5 The emoluments of all officers shall be determined by Resolution of Directors.

14.6 The terms of employment of the officers shall be settled by the Board of Directors. In the absence of written agreement to the contrary the officers of the Company shall hold office until their successors are duly appointed and qualified, but any officer appointed by the directors may be removed at anytime, with or without cause, by Resolution of Directors. Any vacancy occuring in any office of the Company may be filled by Resolution of Directors.

14.7 The Board of Directors may at any time require any officer, employee or agent of the Company to furnish a bond for the faithful discharge of his duties, in such form and with such surety as the Board of Directors determines.

15 CONFLICT OF INTERESTS

15.1 Save as expressly permitted by the Articles or as set out below, a director may not have a direct or indirect interest which conflicts or may possibly conflict with the interests of the Company.

15.2 Notwithstanding the prohibition in the preceding Article, a director may:

(a) be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested;

(b) be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, a secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate if:

(i) he had notified his fellow directors, whether at a meeting of the Board or otherwise (and, if otherwise, in writing) of the nature and extent of his interest in a transaction or arrangement or series of transactions or arrangements with the Company or in which the company has any material interest; and

(ii) his fellow directors resolve to approve the director's interest.

15.3 For the purposes of the preceding Articles, a director shall be taken to have sufficiently disclosed the nature and extent of any material interest in a transaction or arrangement if:

(a) the director gives a general notice to the other directors that a specific Person or class of persons has an interest, of the nature and extent specified in the notice, in a transaction or arrangement; and

(b) the director meets the description of the specified Person or class of Persons.

15.4 A director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

15.5 A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any

material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his votes shall be counted.

15.6 Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

16 INDEMNIFICATION

16.1 Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any Person who:

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the Person is or was a director of the Company; or

(b) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

16.2 The indemnity in Article 16.1 only applies if the Person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Person had no reasonable cause to believe that their conduct was unlawful.

16.3 The decision of the directors as to whether the Person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the Person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

16.4 The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the Person did not act honestly and in good faith and with a view to the best interests of the Company or that the Person had reasonable cause to believe that his conduct was unlawful.

16.5 If a Person to be indemnified has been successful in defence of any proceedings referred to above the Person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the Person in connection with the proceedings.

16.6 The Company may purchase and maintain insurance in relation to any Person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the Person and incurred by the Person in that capacity, whether or not the Company has or would have had the power to indemnify the Person against the liability as provided in the Articles.

17 SEAL

17.1 The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. The Seal when affixed to any written instrument shall be witnessed and attested

to by the signature of any one director or other Person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised Person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18 DISTRIBUTIONS BY WAY OF DIVIDEND

18.1 The directors of the Company may, by Resolution of Directors, authorise a distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company's assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2 Dividends may be paid in money, shares, or other property.

18.3 Notice of any dividend that may have been declared shall be given to each Shareholder as specified in Article 21.1 and all dividends unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4 No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

18.5 Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for declaring or paying a dividend or making or issuing an allotment of Shares. The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.

19 ACCOUNTS AND AUDIT

19.1 The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Law.

19.2 Shareholders are only entitled to inspect the Company's records if they are expressly entitled to do so by law, or by Resolution of Directors or by Ordinary Resolution.

19.3 The auditors for the Company shall be determined by Ordinary Resolution or, failing such determination, by a Resolution of Directors.

19.4 The Company's accounts shall be audited in the manner determined by a Resolution of Directors.

19.5 The remuneration of the auditors of the Company shall be determined by Ordinary Resolution or, failing such determination, by Resolution of Directors.

19.6 The auditors of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.7 The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company's profit and loss account and balance sheet are to be presented.

20 FINANCIAL YEAR

20.1 Unless the directors otherwise specify, the financial year of the Company shall end on December 31.

21 NOTICES

21.1 Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

21.2 Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office.

21.3 Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

22 CAPITALISATION OF PROFITS

22.1 The directors may resolve to capitalise:

(a) any part of the Company's profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b) any sum standing to the credit of the Company's share premium account or capital redemption reserve, if any.

The amount resolved to be capitalised must be appropriated to the Shareholders who would have been entitled to it and had it been distributed by way of dividend and in the same proportions. The benefit to each Shareholder so entitled must be given by issuing Fully Paid Shares, debentures or other Securities to that Shareholder or as that Shareholder directs.

22.2 Subject to the Law, if a fraction of a Share, a debenture or other Security is allocated to a Shareholder, the directors may issue a fractional certificate to that Shareholder or pay him the cash equivalent of the fraction.

23 SHARE PREMIUM ACCOUNT

23.1 The directors shall establish a share premium account in accordance with the Law. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Law.

23.2 The following amounts shall be debited to any share premium account:

(a) on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b) any other amount paid out of a share premium account as permitted by the Law.

23.3 Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption price out of the profits of the Company or, as permitted by the Law, out of capital.

24 WINDING UP

24.1 If the Company is wound up, the Shareholders may, subject to these Articles and any other sanction required by the Law, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a) to divide *in specie* among the Shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Shareholders or different classes of Shareholders;

(b) to vest the whole or any part of the assets in trustees for the benefit of Shareholders and those liable to contribute to the winding up.

25 AMENDMENT OF MEMORANDUM AND ARTICLES

25.1 Subject to the Law, the Company may, by Special Resolution:

(a) change its name; or

(b) change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

25.2 Subject to the Law and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

26 VOLUNTARY WINDING UP AND DISSOLUTION

26.1 The Company may by a Special Resolution appoint a voluntary liquidator.

27 CONTINUATION

27.1 The Company may by Special Resolution continue as a company incorporated under the laws of a jurisdiction outside the Islands in the manner provided under those laws.

REGISTRAR OF COMPANIES
EXEMPTED
CAYMAN ISLANDS